SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 26, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Proposals of the Board to Nokia’s Annual General Meeting 2023 – proposed that the Board be authorized to distribute an aggregate maximum of EUR 0.12 per share and that Timo Ahopelto and Elizabeth Crain be elected as new Board members

Stock exchange release	1 (4)
26 January 2023

Nokia Corporation

Stock Exchange Release

26 January 2023 at 8:05 EET

Proposals of the Board to Nokia’s Annual General Meeting 2023 – proposed that the Board be authorized to distribute an aggregate maximum of EUR 0.12 per share and that Timo Ahopelto and Elizabeth Crain be elected as new Board members

Nokia Corporation’s Annual General Meeting will be held on Tuesday 4 April 2023 at 13:00 (EEST) at Messukeskus Siipi Conference Centre, Rautatieläisenkatu 3, Helsinki, Finland. The Board submits the following proposals to the Annual General Meeting. Complete proposals are available as of today at www.nokia.com/agm. The notice of the Annual General Meeting with more detailed information on the participation and voting will be published separately at a later date on the company’s website and by a stock exchange release.

Authorization of the Board of Directors to decide on the distribution of dividend and assets from the reserve for invested unrestricted equity

The Board proposes to the Annual General Meeting to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.12 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the period of validity of the authorization unless the Board of Directors decides otherwise for a justified reason. The proposed total authorization for asset distribution is in line with the Company’s dividend policy. The authorization would be valid until the opening of the next Annual General Meeting.

The Board would make separate resolutions on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity so that the preliminary record and payment dates will be as set out below. Nokia shall make a separate announcement of each such Board resolution.

Preliminary record date	Preliminary payment date
25 April 2023	4 May 2023
25 July 2023	3 August 2023
24 October 2023	2 November 2023
30 January 2024	8 February 2024

Stock exchange release	2 (4)
26 January 2023

Each installment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Ltd on the record date of the relevant installment.

Board composition and remuneration

Bruce Brown and Edward Kozel have informed the Board’s Corporate Governance and Nomination Committee that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. The Board proposes, on the recommendation of the Corporate Governance and Nomination Committee, that the number of Board members be ten (10). However, should any number of the candidates proposed by the Board not be able to attend the Board, the proposed number of Board members shall be decreased accordingly.

On the recommendation of the Corporate Governance and Nomination Committee, the Board of Directors further proposes that the following current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Thomas Dannenfeldt, Lisa Hook, Jeanette Horan, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö. In addition, it is proposed that Timo Ahopelto, entrepreneur and Founding Partner of Lifeline Ventures, a venture capital firm; and Elizabeth Crain, co-founder and Chief Operating Officer of Moelis & Company, a global investment bank, be elected as new members of the Board of Directors for a term until the close of the next Annual General Meeting.

Resumes of the Board candidates are presented in the Board’s proposal available as of today at www.nokia.com/agm.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors on 4 April 2023 that Sari Baldauf be re-elected as Chair of the Board and Søren Skou be re-elected as Vice Chair of the Board, subject to their election to the Board of Directors.

To ensure the competitiveness of the Board remuneration and reflecting the fee development in Nokia’s global peer group, the Corporate Governance and Nomination Committee has resolved to recommend to the Board that the annual fees of Board members, save for the Chair of the Board, would be proposed to be increased by EUR 15 000. Other remuneration payable to the Board members would remain at an unchanged level.

Consequently, on the recommendation of the Board’s Corporate Governance and Nomination Committee, and in line with the Company’s Remuneration Policy, the Board of Directors proposes to the Annual General Meeting that the annual fees payable for a term ending at the close of the next Annual General Meeting be as follows:

•	EUR 440 000 for the Chair of the Board;

•	EUR 210 000 for the Vice Chair of the Board;

•	EUR 185 000 for each member of the Board;

•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and

•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

The Board proposes that in line with the Company’s Corporate Governance Guidelines, approximately 40% of the annual fee be paid in Nokia shares either purchased from the market on behalf of the Board members or alternatively delivered as treasury shares held by the Company as soon as practicable after the Annual General Meeting. The rest of the annual fee would be paid in cash to cover taxes arising from the remuneration.

Stock exchange release	3 (4)
26 January 2023

In addition, the Board of Directors proposes that the meeting fees for Board and Board Committee meetings paid to all Board members remain at the current level. The meeting fees are based on potential travel required between the Board member’s home location and the location of a meeting and paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and

•	EUR 2 000 per meeting requiring continental travel.

Only one meeting fee is paid if the travel entitling to the fee includes several meetings of the Board and the Board Committees. Moreover, it is proposed that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work. The meeting fees, travel expenses and other expenses would be paid in cash.

Auditor election and remuneration

On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2024.

It is also proposed that the elected auditor for the financial year 2024 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

Authorization to the Board to issue shares and repurchase Company’s shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board. It is proposed that the authorization be effective until 3 October 2024 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on 5 April 2022.

The Board also proposes that the Board be authorized to resolve to repurchase a maximum of 550 million shares. The repurchases would reduce distributable funds of the Company. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. It is proposed that the authorization be effective until 3 October 2024 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on 5 April 2022 to the extent that the Board has not previously resolved to repurchase shares based on such authorization.

550 million shares correspond to less than 10 percent of the Company’s total number of shares. The Board shall resolve on all other matters related to the issuance or repurchase of Nokia shares in accordance with the resolution by the Annual General Meeting.

Stock exchange release	4 (4)
26 January 2023

Other matters to be addressed by the Annual General Meeting

Furthermore, the Annual General Meeting would address adopting the Company’s financial statements for the financial year 2022, discharging the members of the Board of Directors and the President and Chief Executive Officer from liability for the financial year 2022 and adopting, in an advisory vote, the Remuneration Report for the Company’s governing bodies.

The Remuneration Report for 2022 as well as the “Nokia in 2022” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are expected to be published and available at www.nokia.com/agm in week 9 of 2023. The Remuneration Report for 2022 will also be published by a stock exchange release.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to high standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2023	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Chief Legal Officer